Exhibit 99.6

Agreement No. 006-2006

Task Order No. 04

GENERAL COMPANY CONSULTING

CONSULTANT:	EMISSION STRATEGIES INC. 447 Larkspur Lane Severna Park, MD 21146

Date:	1/3/2007
Amendment No.	01
Task Order Authorized Representative:	C. Jean Bustard Office: (303) 339-8843

SCOPE OF AMENDMENT

This Amendment No. 1 covers the following changes to Task Order No. 4 of Professional Services Agreement No. 006-2006, and specifically relates to work being performed by Consultant on Company’s Project Crowfoot:

1)	Amend Consultant’s compensation terms,

2)	Provide for an incentive payment to Consultant that is contingent upon meeting goals established for the project,

3)	Itemize the project goals upon which the incentive payment is based, and

4)	Provide authorization for Consultant to attend an ADA-ES, Inc. Board of Director’s meeting in February 2007.

AMENDMENTS

1)	With reference to the attached ADA-ES, Inc. Board of Directors Resolution, Consultant will be paid a retainer of $16,000 per month starting with October 2006. This retainer will be paid to Consultant each month through the end of Phase I of Project Crowfoot. Phase I is expected to end by February 28, 2007. The Task Order Authorized Representative will be responsible for authorizing any extensions to the Phase I ending date beyond February 28, 2007.

2)	With reference to the attached ADA-ES, Inc. Board of Directors Resolution, Consultant will be given an incentive payment of $40,000 for achieving the goals itemized in Paragraph 3 below. One-half of the incentive payment will be made in ADA-ES, Inc. stock and one-half will be made in cash.

3)	Following are the specific goals to be achieved in order for Consultant to receive the incentive payment referred to in Paragraph 2 above:

a)	Accomplish the goals of the project as defined in the Planning Phase of the Project Plan for the budget of $1.5MM, by end of January 2007

b)	Adapt the project goals as needed to accommodate the changing situation of ADA-ES’s business relationships and new intelligence (including supporting efforts to investigate acquisition analysis)

c)	Have a Board-ready package by mid-January 2007 that includes

i)	development phase budget, schedule and proposed project structure for Crowfoot Greenfield

ii)	pro forma financial analysis for Crowfoot Greenfield

iii)	comparative financial analysis for Alternatives to Greenfield for PAC supply

4)	Consultant will attend an ADA-ES, Inc. Board of Director’s meeting scheduled for February 2007 and participate in discussions related to Project Crowfoot. The Authorized Representative will communicate the date of the meeting to Consultant.

5)	The Task Order Authorized Representative will be responsible for determining whether the goals itemized in Paragraph 3 have been achieved by Consultant. Any questions or issues requiring resolution related to this Amendment No. 1 will be addressed by the Authorized Representative.

6)	The effective date of Amendment No. 1 is October 1, 2006.

7)	All other terms and conditions of Professional Services Agreement No. 006-2006 shall remain in effect.

ACCEPTED

CONSULTANT		ADA-ES, INC.

Signature:	/s/ Sheila Glesmann	Signature:

Printed Name:	Sheila Glesmann	Printed Name:	Richard Schlager

Title:	President	Title:	Vice President

Authorization of Compensation Plan for Sheila Glesmann

WHEREAS, the officers of the Corporation have negotiated a proposed subcontract agreement (including a proposed compensation agreement) between the Corporation and Sheila Glesmann (the “Glesmann Agreement”), pursuant to which Ms. Glesmann has agreed to serve as the Project Manager for the Corporation’s Crowfoot project in return for the compensation stated therein;

WHEREAS, the Glesmann Agreement provides that Ms. Glesmann will receive compensation consisting of a monthly cash payment and an incentive-based component consisting of cash and shares of the Corporation’s Common Stock, all in accordance with the following formula:

A monthly retainer of $16,000 commencing as of October 2006 to be paid through the end of Phase I of the Crowfoot Project (expected to be near the end of January 2007) plus an incentive payment based on success of $40,000, one half of which shall be paid in stock of the Corporation.

Whereas, the Board of Directors has determined that it is in the best interests of the Corporation and its shareholders to authorize the entry of the Glesmann Agreement, including as a part thereof the issuance of up to $20,000 worth of shares of the Corporation’s Common Stock, the exact number of shares to be determined based on the market value of the shares as of the close of business on November 1, 2006;

NOW THEREFORE, IT IS HEREBY:

RESOLVED, that the terms of Glesmann Agreement are hereby ratified, affirmed and approved, including the incentive based component thereof which will require the issuance to Ms. Glesmann of up to $20,000 worth of the Corporation’s Common Stock, such shares to be valued at a price equal to the closing bid price of the Corporation’s common stock on the NASDAQ Capital Market on November 1, 2006, which is hereby determined to be equal to the fair market value of the Common Stock as of the date of issuance, and adequate consideration for the shares;

FURTHER RESOLVED, that there are hereby reserved a total number of shares of Common Stock equal to $20,000 worth of shares (as valued under the foregoing formula) to honor the obligations of the Corporation under the Glesmann Agreement, and that when such shares are issued, they shall be deemed fully paid and non-assessable shares of the Corporation’s Common Stock;

FURTHER RESOLVED, that the appropriate officers of the Corporation are hereby authorized and directed to execute and deliver the Glesmann Agreement, and to perform the obligations of the Corporation thereunder, including the issuance of the shares of the Corporation’s Common Stock in accordance with the foregoing resolutions;

FURTHER RESOLVED, that the officers of the Corporation are hereby authorized to include the shares of Common Stock issuable pursuant to the Glesmann Agreement in a registration statement on Form S-8 to be filed with the United States Securities and Exchange Commission as soon as practicable after the entry of the Glesmann Agreement, and that until such shares are so registered, no such shares shall be issued by the Corporation;

FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed to comply with any relevant securities laws relating to the issuance of the shares authorized herein.

General Authority

RESOLVED, that any and all actions heretofore or hereafter taken by the officers of the Corporation within the terms of any of the foregoing resolutions are hereby ratified and affirmed as the act and deed of the Corporation.

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to execute and deliver any and all documents and to take such other action as any officer deems necessary, advisable or appropriate to carry out the purposes and intent, but within the limitations, of the foregoing resolutions.

[End of Resolutions]